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                              March 28, 2023

       Jonathan Ricker
       Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc.
                                                            Post Qualification
Amendment No. 2 on Form 1-A
                                                            Filed March 27,
2023
                                                            File No. 024-11949

       Dear Jonathan Ricker:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 2 on Form 1-A filed March 27, 2023

       General

   1. We note your revised disclosure in Part F/S in response to prior comment 1. Please update the Management
s Discussion and Analysis of Financial Condition and Results of
                                                        Operations section of
your offering circular to provide a discussion of your results of operations for the
interim period ended January 31, 2023. Refer to Part II, Item 9 of Form
                                                        1-A.
   2. Please obtain and file as Exhibit 2.6 a revised consent from your auditor to correctly state the date of their audit
report relating to the financial statements of Mass Megawatts Wind
                                                        Power, Inc. for the
year ended April 30, 2021.
 Jonathan Ricker
FirstName  LastNameJonathan
Mass Megawatts   Wind Power, Ricker
                             Inc.
Comapany
March      NameMass Megawatts Wind Power, Inc.
       28, 2023
March2 28, 2023 Page 2
Page
FirstName LastName
       If a participant in your offering is required to clear its compensation arrangements with
FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      William Eilers